UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41559

Robo.ai Inc.

(Translation of registrant’s name into English)

Office 114-117, Floor 1, Building A1

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Joint Venture Agreement

On September 4, 2025, Robo.ai Inc.’s subsidiary, NWTN Investment L.L.C.-FZ, a company incorporated in the United Arab Emirates (the “Company”), entered into a joint venture agreement (the “Joint Venture Agreement”) with JW Global Holding L.L.C-FZ, a company incorporated in the United Arab Emirates (“JW”), and Ferox Investment L.L.C., a company incorporated in the United Arab Emirates (“Ferox,” together with the Company and JW, the “Parties”), to establish a limited liability company in the United Arab Emirates with a proposed corporate name of “Robo.AI Industrial City” (the “JV Company”). The authorized activities of the JV Company will include, but are not limited to, premium intelligent vehicles production and distribution, eVTOL production and distribution, production of smart logistics and delivery hardware, and development of other smart devices.

Pursuant to the Joint Venture Agreement, the Company will hold 51% of equity interest in the JV Company through contribution of supply chain management, technology products and relevant intellectual property; JW will hold 24.5% of equity interest in the JV Company through contribution of land/plant/warehouse and local regulatory approval support; and Ferox will hold 24.5% of equity interest in the JV Company through contribution of business development and marketing services. The JV Company’s board of directors (the “Board”) will consist of five members, with three (including the Chairman) appointed by the Company, one by JW and one by Ferox. The Company will be entitled to appoint the Chief Executive Officer and Chief Financial Officer of the JV Company.

Net annual profits and losses will be allocated to shareholders on a pro rata basis according to their respective ownership percentages, after taking into account statutory reserves, tax obligations, debt repayment, and working capital requirements. Retained earnings must cover at least twelve months of forecast operating expenses and additional amounts reasonably determined by the Board, with distributions made within 90 days of board approval of the annual statutory audit of the JV Company.

All pre-existing intellectual property remains with the contributing Party. Intellectual property developed by the JV Company will be owned by the JV Company, while any intellectual property developed by the JV Company incorporating a Party’s pre-existing intellectual property will be jointly owned or licensed back to that Party for use outside the JV Company’s business scope.

The Joint Venture Agreement has a term of 20 years and may be renewed by mutual written consent. In the event of a material breach by any Party, the non-breaching Parties may terminate the Joint Venture Agreement and claim compensatory damages. Parties are entitled to buyout rights in the event of other Party’s material breach, insolvency, liquidating or change of control. In the event of a sale of more than 25% of equity interest in the Joint Venture Company to a third party, the non-selling Parties are entitled to the right of first refusal and a tag-along right.

The foregoing summary of the Joint Venture Agreement is not complete and is subject to, and qualified in its entirety by, the full text of the Joint Venture Agreement, a copy of which is attached as Exhibit 10.1 to this Report on Form 6-K, and is incorporated herein by reference.

On September 15, 2025, the Company issued a press release announcing the entry of the Joint Venture Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Joint Venture Agreement, dated September 4, 2025, by and between NWTN Investments L.L.C-FZ, JW Global Holding L.L.C-FZ and Ferox Investment L.L.C.
99.1	Press Release, dated September 15, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2025	Robo.ai Inc.

	By:	/s/ Benjamin Bin Zhai
	Name:	Benjamin Bin Zhai
	Title:	Chief Executive Officer

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